SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b) AND (c)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                       HealthCore Medical Solutions, Inc.
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                         (Title of Class of Securities)

                                    42220B101
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 42220B101                    13G                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Neal J. Polan
           ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                       (b)  |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
        NUMBER OF        5          SOLE VOTING POWER

         SHARES                     502,000
                    ------------------------------------------------------------
      BENEFICIALLY       6          SHARED VOTING POWER

        OWNED BY                    0
                    ------------------------------------------------------------
          EACH           7          SOLE DISPOSITIVE POWER

        REPORTING                   358,000
                    ------------------------------------------------------------
         PERSON          8          SHARED DISPOSITIVE POWER

          WITH                      0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           502,000*
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.9
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
SEC 174__ (6-__)     *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1(a).   Name of Issuer :

                   HealthCore Medical Solutions, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                   11904 Blue Ridge Boulevard
                   Grandview, Missouri 64030

Item 2(a).   Name of Person Filing:

                   Neal J. Polan

Item 2(b).   Address of Principal Business Office or if none, Residence:

                   1325 Avenue of the Americas
                   Suite 1200
                   New York, New York 10019

Item 2(c).   Citizenship:

                   United States

Item 2(d).   Title of Class of Securities:

                   Class A Common Stock, par value $.01

Item 2(e).   CUSIP Number:

                   42220B101

Item 3.      Not Applicable

Item 4.      Ownership:

     (a)  Amount Beneficially Owned: 502,000 shares

               Includes (i) 142,000 shares of Class A Common Stock issuable upon exercise of outstanding warrants and (ii) 144,000 shares of Class A Common Stock which Mr. Polan has the power to vote pursuant to a voting proxy. Excludes 167,000 shares of Class A Common Stock issuable upon exercise of outstanding warrants which, as of December 31, 1997, were not exercisable within 60 days. Of the shares of Common Stock held by Mr. Polan, 216,000 of the shares are shares of Class B Common Stock which are entitled to five votes per share and are convertible into shares of Class A Common Stock under certain circumstances.

                                                               Page 4 of 5 Pages

     (b)  Percent of Class: 14.9

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 502,000

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 358,000

          (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

             Not Applicable

Item 8.      Identification and Classification of Members of the Group

             Not Applicable

Item 9.      Notice of Dissolution of Group

             Not Applicable

Item 10.     Certification

             Not Applicable

                                                               Page 5 of 5 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 1998

By:  /s/ Neal J. Polan
     --------------------------
         Neal J. Polan